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                                               STUART M. STRAUSS
                                               Partner

                                               DIRECT TEL +1 212 878 4931
                                               DIRECT FAX +1 212 878 8375
                                               stuart.strauss@cliffordchance.com

December 30, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:    Larry Greene, Division of Investment Management
              Mail Stop 0505

RE:      MORGAN STANLEY INTERNATIONAL FUND
         (FILE NOS. 333-66203 AND 811-09081)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley International Fund (the "Fund") filed with the Securities and Exchange Commission on October 29, 2004. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

The Fund has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Fund's Registration Statement. These changes will be reflected in Post-Effective Amendment No. 7 to the Fund's Registration Statement, which will be filed via EDGAR on December 30, 2004.

                         GENERAL COMMENTS TO FORM N-1A

COMMENT 1.        PLEASE CONFIRM THAT THE FUND IS COMPLYING WITH THE PRIVACY
                  POLICY NOTIFICATION REQUIREMENTS OF THE GRAMM-LEACH-BLILEY ACT
                  AND DISTRIBUTING ITS PRIVACY POLICY TO INVESTORS.

                  RESPONSE 1. The Fund provides its privacy policy annually in accordance with the requirements of Regulation S-P.

COMMENT 2.        PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES THE
                  ANTI-MONEY LAUNDERING AND CUSTOMER VERIFICATION DISCLOSURE
                  REQUIRED BY THE U.S. PATRIOT ACT.



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                  RESPONSE 2. The requisite notice of the customer
                  identification verification policy is disclosed in the account application form. Anti-money laundering and customer verification disclosure is also included on page 12 of the Fund's prospectus.

COMMENT 3.        PLEASE CONFIRM THAT THE REGISTRATION STATEMENT CONTAINS THE
                  DISCLOSURE REQUIRED BY ITEM 12(F) OF FORM N-1A WITH RESPECT TO
                  THE FUND'S PROXY VOTING POLICIES AND PROCEDURES.

                  RESPONSE 3. The disclosure required by Item 12(f) of Form N-1A is included in the Fund's Statement of Additional Information ("SAI") on page 33 and a copy of the Fund's proxy voting policies and procedures is attached as Appendix A to the Fund's SAI.

COMMENT 4.        PLEASE CONFIRM THAT THE REGISTRATION STATEMENT CONTAINS THE
                  DISCLOSURE REQUIRED BY ITEM 6(E) OF FORM N-1A WITH RESPECT TO
                  FREQUENT PURCHASES AND REDEMPTION OF FUND SHARES.

                  RESPONSE 4. The disclosure required by Item 6(e) of Form N-1A with respect to frequent purchases and redemption of Fund shares is included on page 17 of the Fund's prospectus.

COMMENT 5.        PLEASE CONFIRM THAT THE REGISTRATION STATEMENT CONTAINS THE
                  DISCLOSURE REQUIRED BY ITEM 11(F) OF FORM N-1A WITH RESPECT TO
                  THE FUND'S PORTFOLIO HOLDINGS.

                  RESPONSE 5. The disclosure required by Item 11(f) of Form N-1A with respect to portfolio holdings is included on page 9 of the Fund's prospectus and page 15 of the SAI.

COMMENT 6.        DOES THE REGISTRATION STATEMENT DESCRIBE THE FUND'S POLICY
                  WITH RESPECT TO DIRECTED BROKERAGE TRANSACTIONS?

                  RESPONSE 6. The following sentence describing the Fund's policy with respect to directed brokerage transactions has been added to page 35 of the Fund's SAI: "The Investment Adviser is prohibited from directing brokerage transactions on the basis of the referral of clients or the sale of shares of advised investment companies."

COMMENT 7.        PLEASE NOTE THAT REVISED OR ADDED TEXT IN THE REGISTRATION
                  STATEMENT APPEARS LIGHTER THAN THE REST OF THE TEXT. PLEASE
                  MAKE SURE THAT ALL REVISED OR ADDED TEXT IS DARKER OR AT LEAST
                  THE SAME COLOR IN SUBSEQUENT FILINGS.

                  RESPONSE 7. We respectfully acknowledge this comment.

COMMENT 8.        PLEASE FILE A LETTER INCORPORATING THE "TANDY" INFORMATION.

                  RESPONSE 8. A "Tandy" letter will be filed via EDGAR correspondence under separate cover with the "B" filing.

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COMMENT 9.        IN CONNECTION WITH THE FUND'S USE OF DERIVATIVES, PLEASE
                  CONFIRM THE APPROPRIATE USE OF "SEGREGATING ASSETS" AND INCLUSION OF APPLICABLE DISCLOSURE.

                  RESPONSE 9. The applicable disclosure is included in the Fund's SAI.

                  PROSPECTUS

         COVER

COMMENT 10.       PLEASE NOTE THAT THE FOLLOWING DISCLOSURE IS IN ALL CAPS
                  IN THE EDGAR FILING WITH THE COMMISSION AND CONFIRM THAT IT IS
                  NOT IN ALL CAPS AS IT APPEARS IN THE PRINTED PROSPECTUS:

                  "The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this PROSPECTUS. Any representation to the contrary is a criminal offense."

                  RESPONSE 10. The disclosure set forth in the comment above does not appear in all caps in the Fund's printed prospectus.

         PRINCIPAL INVESTMENT STRATEGIES, PAGE 1

COMMENT 11.       IN THE "COUNTRY AND SECTOR SELECTION" SUBSECTION, CONSIDER
                  ADDING DISCLOSURE REGARDING THE REBALANCING OF THE MSCI EAFE
                  INDEX AND, TO THE EXTENT RELEVANT, ANY IMPACT.

                  RESPONSE 11. The Fund is not an index fund, therefore, the Fund's portfolio does not replicate the index or track the rebalancing of the index. The current disclosure describes the strategy for individual stock selection.

COMMENT 12.       IN THE LAST SENTENCE OF THE "STOCK SELECTION" SUBSECTION,
                  CLARIFY THE INDEX REFERRED TO (LOCAL INDEX V. MSCI EAFE
                  INDEX).

                  RESPONSE 12. The disclosure has been revised accordingly.

COMMENT 13.       SUPPLEMENTALLY EXPLAIN THE TERM "BASKETS" IN THE "STOCK
                  SELECTION" SUBSECTION.

                  RESPONSE 13. The term "baskets" refers to stock groupings.

COMMENT 14.       IN THE "STOCK SELECTION" SUBSECTION, CLARIFY WHETHER THE
                  FUND MAY INVEST IN "JUNK" CONVERTIBLES BY ADDING SUCH
                  DISCLOSURE AND RISKS AS APPLICABLE.

                  RESPONSE 14. See page 8 of the prospectus and page 5 of the SAI, which identifies that a portion of the convertibles may be in junk bonds and the attendant risks thereto.

COMMENT 15.       CONFIRM THAT THE DISCLOSURE RELATING TO HOW THE ADVISER
                  DECIDES WHICH SECURITIES TO BUY AND SELL IS CONSISTENT WITH
                  ITEM 4(B) OF FORM N-1A.

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                  RESPONSE 15. See page 12 of the prospectus for the
                  applicable disclosure.

         PAST PERFORMANCE, PAGE 4

COMMENT 16.       PLEASE CONFIRM THAT THE REQUIRED PERFORMANCE INFORMATION
                  IN THE "PAST PERFORMANCE" SECTION OF THE PROSPECTUS WILL BE
                  PROVIDED IN THE FUND'S UPCOMING RULE 485(B) FILING.

                  RESPONSE 16. The required performance information in the "Past Performance" section of the Fund's prospectus will be provided in the rule 485(b) filing which will become automatically effective on December 30, 2004.

         ADDITIONAL INVESTMENT STRATEGY INFORMATION, PAGE 7

COMMENT 17.       IN THE LAST SENTENCE OF THE "EMERGING MARKET COUNTRIES"
                  SUBSECTION, CONFIRM THE DISCLOSURE IN THE LAST SENTENCE AS TO
                  THE ALLOCATIONS. (ALSO, ARE THESE ALLOCATIONS TIED TO THE
                  "BASKET" DESCRIPTION ON PAGE 1?) HOW ARE THESE ALLOCATIONS
                  MADE?

                  RESPONSE 17. References to "Allocations" are akin to the "baskets" referred to on page 1 and the same stock selection process as described on page 1 is applied.

         PRICING FUND SHARES, PAGE 11

COMMENT 18.       CONSIDER ADDING DISCLOSURE REGARDING VALUATION/FAIR
                  VALUATION OF OTHER INVESTMENT COMPANIES.

                  RESPONSE 18. The following disclosure was added on page 11 of the Fund's prospectus:

                  To the extent the Fund invests in open-end management companies that are registered under the Investment Company Act, the Fund's net asset value is calculated based upon the net asset value of such fund. The prospectuses for such funds explain the circumstances under which they will use fair value pricing and its effects.

         HOW TO EXCHANGE SHARES, PAGE 14

COMMENT 19.       SUPPLEMENTALLY DISCUSS WHETHER WRITTEN NOTICE WITH RESPECT
                  TO THE FUND'S POLICY "TO REJECT, LIMIT OR PROHIBIT EXCHANGES
                  WITHOUT PRIOR NOTICE, AT ITS SOLE DISCRETION ..." SET FORTH IN
                  THE "LIMITATIONS ON EXCHANGES" SECTION OF THE PROSPECTUS HAS
                  BEEN ADEQUATELY PROVIDED TO INVESTORS IN ACCORDANCE WITH RULE
                  11A-3.

                  RESPONSE 19. The Fund's ability to reject, limit or prohibit exchanges is designed to offer the Fund flexibility to address market timing abuses as they occur. The Release adopting the rules requiring enhanced market timing disclosure specifically authorizes such a policy provided it is disclosed in the Fund's prospectus. Further,

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                  written notice of the policy, as disclosed in the Fund's
                  prospectus, is consistent with the provisions of Rule 11a-3(b)(6)(ii).

                  STATEMENT OF ADDITIONAL INFORMATION

         DESCRIPTION OF THE FUND AND ITS INVESTMENTS AND RISKS, PAGE 12

COMMENT 20.       CONFIRM THAT THE POLICY SET FORTH IN THE FIRST SENTENCE OF
                  THE THIRD PARAGRAPH OF THE SUBSECTION "LENDING PORTFOLIO
                  SECURITIES" IS CONSISTENT WITH THE FUND'S PROXY VOTING
                  POLICIES AND PROCEDURES.

                  RESPONSE 20. All proxies are voted consistent with the Fund's Proxy Voting Policies and Procedures.

         FUND POLICIES/INVESTMENT RESTRICTIONS, PAGE 14

COMMENT 21.       IN THE FIRST PARAGRAPH UNDER "INVESTMENT RESTRICTIONS,"
                  CLARIFY THE DISCLOSURE TO REFLECT THAT PERCENTAGE LIMITATIONS
                  ARE APPLICABLE AFTER A PURCHASE OR INITIAL INVESTMENT, EXCEPT
                  FOR BORROWINGS AND INVESTMENTS IN ILLIQUID SECURITIES.

                  RESPONSE 21. The disclosure has been revised accordingly.

         DISCLOSURE OF PORTFOLIO HOLDINGS, PAGE 15

COMMENT 22.       SUPPLEMENTALLY CLARIFY THE DISCLOSURE AS TO WHAT
                  CONSTITUTES "COMPLETE PORTFOLIO HOLDINGS INFORMATION" (LIST OF
                  PORTFOLIO SECURITIES, IDENTIFYING INFORMATION, ETC.).

                  RESPONSE 22. "Complete portfolio holdings information" consists of a complete list of each security held in the Fund's portfolio and each security holding is identified by name, par value or number of shares held in the portfolio and market value as of the period end.

         MANAGEMENT OF THE FUND, MANAGEMENT INFORMATION, PAGES 23-25

COMMENT 23.       SUPPLEMENTALLY STATE WHETHER THE INFORMATION DISCUSSING
                  THE STANDARDS OF SELECTING INDEPENDENT TRUSTEES OF THE BOARD
                  COMPLIES WITH ITEM 7(D) OF THE PROXY RULES.

                  RESPONSE 23. The information discussing the standards of selecting independent trustees of the Board required by
                  Item 7(d) of the Proxy Rules will be included in all applicable proxy statements for the Fund.

COMMENT 24.       STATE WHETHER THE MEMBERS OF THE INSURANCE COMMITTEE ARE
                  INDEPENDENT OR INTERESTED TRUSTEES.

                  RESPONSE 24. This disclosure has been added to page 24 of the Fund's SAI.

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COMMENT 25.       EXPLAIN SUPPLEMENTALLY WHAT INFORMATION A SHAREHOLDER
                  SHOULD PROVIDE WHEN SUBMITTING A NOMINATION FOR INDEPENDENT TRUSTEE IN WRITING TO THE INDEPENDENT TRUSTEES.

                  RESPONSE 25. See page 24 of the Fund's SAI for the criteria considered by the Fund's Governance Committee for each nominee.

COMMENT 26        STATE WHETHER THE DISINTERESTED TRUSTEES HAVE APPROVED THE
                  FUND'S POLICY AS CORRECTLY DISCLOSED IN THE SAI THAT
                  SHAREHOLDER COMMUNICATIONS RECEIVED BY THE FUND THAT ARE NOT
                  DIRECTLY ADDRESSED AND SENT TO THE BOARD WILL BE REVIEWED AND
                  GENERALLY RESPONDED TO BY MANAGEMENT.

                  RESPONSE 26. The disinterested trustees approved the Fund's policy that shareholder communications received by the Fund that are not directly addressed and sent to the Board will be reviewed and generally responded to by management.

         MANAGEMENT OF THE FUND, MANAGEMENT INFORMATION, PAGE 26

COMMENT 27. IN THE "FUND COMPENSATION" AND "CASH COMPENSATION FROM FUND COMPLEX" TABLE ON PAGE 26, STATE WHETHER THE TRUSTEES ARE INDEPENDENT OR INTERESTED.

                  RESPONSE 27. The "Fund Compensation" and "Cash Compensation from Fund Complex" tables in the Fund's SAI have been revised to reflect whether the trustees are independent or interested.

         INVESTMENT MANAGEMENT AND OTHER SERVICES, PAGE 28

COMMENT 28.       PROVIDE FURTHER FUND SPECIFIC DISCLOSURE PURSUANT TO ITEM
                  12(B)(10) OF FORM N-1A.

                  RESPONSE 28. The following disclosure has been added to page 28 of the SAI in compliance with Item 12(b)(10) of Form N-1A:

                  In evaluating the reasonableness of the management fee, the Independent Trustees noted that the effective management fee, at asset levels as of the fiscal year ended October 31, 2003, was higher than the Fund's peer group average, but also viewed as significant the fact that the existing fee schedule provides for a reduction in fee rates at a higher asset level. The Independent Trustees further noted that the Fund's total expense ratio was higher than its peer group average. The management fee was subsequently reduced from 1.00% of daily net assets up to $1 billion and 0.95% of daily net assets exceeding $1 billion to 0.65% of daily net assets. The Trustees evaluated the performance of the Fund relative to its peer group and noted that the Fund's performance was lower than the peer group average. The Trustees discussed with Management possible steps to improve performance.

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         PURCHASE, REDEMPTION AND PRICING OF SHARES, PAGES 37-38

COMMENT 29.       PLEASE CONFIRM THAT THE DISCLOSURE REQUIRED BY ITEM
                  6(A)(1) OF FORM N-1A REGARDING THE FUND'S POLICY ON FAIR VALUE
                  PRICING IS PROVIDED.

                  RESPONSE 29. The disclosure required by Item 6(a)(1) of Form N-1A regarding the Fund's policy on fair value pricing is included on page 11 of the Fund's prospectus.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Carla Vogel at (212) 878-3343. Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss


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